Exhibit 99.1

Sun Life Financial to Acquire Majority Stake in Bentall GreenOak

TORONTO, Dec. 19, 2018 /CNW/ - Sun Life Financial Inc. ("Sun Life Financial")  (TSX: SLF) (NYSE: SLF) today announced that it intends to merge Bentall Kennedy, its leading North American real estate and property management firm which Sun Life Financial acquired in 2015, with GreenOak Real Estate ("GreenOak"), a global real estate investment firm with approximately $14 billion (US$11 billion) in assets under management and nine offices globally. Sun Life Financial will acquire a majority stake in the combined Bentall Kennedy and GreenOak entity that will be named Bentall GreenOak and be part of Sun Life Investment Management. Senior management of Bentall GreenOak will include executives from both Bentall Kennedy and GreenOak.

"This transaction is right on strategy, broadening our asset management pillar by expanding the capabilities of our alternatives manager, Sun Life Investment Management," said Dean Connor, President and CEO, Sun Life Financial. "Combining the strengths of two leading and globally respected real estate investment managers will bring Clients a broader range of investment solutions that include core, core plus and value add real estate1, plus senior and tactical real estate debt strategies across North America, Europe and Asia."

Sun Life Financial will contribute its interest in Bentall Kennedy and pay GreenOak shareholders $195 million (US$146 million) in cash in exchange for a 56% interest in the combined Bentall GreenOak entity, with GreenOak shareholders holding the remaining interest. As part of the transaction, Sun Life will have an option to acquire the remaining interest in Bentall GreenOak approximately seven years from the closing. Sun Life Financial will also be acquiring the right to a portion of the GreenOak shareholders' share of Bentall GreenOak net income in exchange for a fixed amount to be paid in quarterly installments. This will result in Sun Life Financial having the rights to approximately 90% of Bentall GreenOak earnings prior to the Company exercising its option to increase its ownership level.

"Combining Bentall Kennedy with GreenOak extends our capabilities in real estate investment solutions, in a complementary way and increases Sun Life Investment Management's total assets under management to $75 billion," said Steve Peacher, President, Sun Life Investment Management. "Bringing together these two highly experienced teams provides a breadth of strategies and market reach which will uniquely position Bentall GreenOak to serve its Clients."

The common shareholders' equity of Sun Life Financial will be reduced by approximately $730 million when the transaction closes, from the establishment of a liability reflecting the present value of the expected settlement price on the purchase of the remaining interest of Bentall GreenOak2. The ultimate settlement price will reflect the success of the combined Bentall GreenOak entity.

The transaction is expected to be accretive to underlying earnings per share and return on equity in 2019 by $0.04 and 60 bps, respectively3. The transaction will be financed through surplus cash, resulting in a reduction of one point in the Life Insurance Capital Adequacy Test (LICAT) ratio of Sun Life Financial (no impact on the LICAT ratio of Sun Life Assurance Company of Canada). The transaction is expected to close in the first half of 2019, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

Berkshire Global Advisors served as financial advisor and Weil, Gotshal & Manges LLP as legal advisor to Sun Life.

Slides related to this announcement are available at www.sunlife.com

Note to Editors: All figures in Canadian dollars unless otherwise noted.

Forward-looking information
In this news release, "the Company", "we", "our" and "us" refer to Sun Life Financial Inc. and its subsidiaries and joint ventures. Certain statements in this news release are forward-looking, including but not limited to, statements relating to: (i) our growth strategies and strategic objectives, (ii) the expected timing of the closing of the transaction, (iii) the expected source of funding, (iv) the expected increase in the assets under management of Sun Life Investment Management, (v) the expected impact of the transaction on our underlying earnings per share and return on equity, shareholders' equity and LICAT ratio, and (vi) other statements that are not historical or are predictive in nature or that depend upon or refer to future events or conditions. Forward-looking statements may also include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour" provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict, including the assumption that the transaction, including the terms of the transaction, will be approved and completed on terms acceptable to the parties, or at all, and the assumption that Bentall Kennedy and GreenOak will be successfully integrated. The forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after December 19, 2018. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business. The forward-looking statements contained in this presentation describe our expectations, estimates and projected future events as at December 19, 2018. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

The following are transactional risk factors that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; (4) failure to effectively or efficiently reorganize the operations of Bentall Kennedy and GreenOak after the transaction has closed; and (5) the impact of the announcement of the transaction and the dedication of Sun Life Financial's resources to completing the transaction on Bentall Kennedy and GreenOak. These risks all could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects. Other important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this news release are listed in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2017 under the heading "Risk Factors" and other regulatory filings filed or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2018, Sun Life Financial had total assets under management of $984 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About Sun Life Investment Management
Sun Life Investment Management comprises Sun Life Institutional Investments (Canada) Inc. and Bentall Kennedy (Canada) Limited Partnership in Canada, and Prime Advisors Inc., Ryan Labs Asset Management and Bentall Kennedy (U.S.) Limited Partnership in the United States.

These operations have combined third-party assets under management of $61 billion as of September 30, 2018. Sun Life Investment Management is supported by the investment division of Sun Life Assurance Company of Canada that manages $146 billion in assets under management for the Sun Life Financial group of companies as of September 30, 2018.

Media Relations Contact:	Investor Relations Contact:
Connie Soave	Greg Dilworth
Director	Vice-President
Corporate Communications	Investor Relations
T. 416-407-5721	T. 416-979-6230
connie.soave@sunlife.com	investor.relations@sunlife.com

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1 Value add and core plus strategies typically involve properties that have in-place cash flows, but have the potential to increase that cash flow over time by making improvements to, or repositioning the property.
2 The transaction includes a put option that entitles the minority owners of Bentall GreenOak to sell their 44% interest to Sun Life approximately 8.5 years from the close of the transaction.
3 Accretion amounts represent estimated full year impacts. Actual accretion will be subject to a number of factors, including the anticipated timing of the closing of the transaction.

SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 02:21e 19-DEC-18